

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Irene M. Dorner
President and Chief Executive Officer
HSBC USA Inc.
452 Fifth Street
New York, New York 10018

  Re: HSBC USA
    Form 10-K for Fiscal Year Ended December 31, 2009
    File No. 1-07436

Dear Ms. Dorner:

  We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009, and we have no further comments.

      Sincerely,

      Michael Clampitt
      Senior Counsel